SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                       INTELIDATA TECHNOLOGIES CORPORATION
                                (Name of Issuer)

                    COMMON STOCK ($.001 PAR VALUE PER SHARE)
                         (Title of Class of Securities)

                                    458147107
                                 (CUSIP Number)

                                 WorldCorp, Inc.
                          444 Madison Avenue, Suite 703
                               New York, NY 10022
                           Attention: Mark M. Feldman
                           Telephone No. 212-317-2500
                         --------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 15, 2000
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the  following box if a fee is being paid with the statement [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     458147107                                        Page 2 of 5 Pages
              ---------                                            ---  ---
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           WorldCorp, Inc.    94-3040585

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]
3          SEC USE ONLY


4          SOURCE OF FUNDS (See instructions)

           N/A

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                             7          SOLE VOTING POWER
               NUMBER OF
                SHARES                  955,748
             BENEFICIALLY
              OWNED BY       8          SHARED VOTING POWER
                EACH
             REPORTING                  None
               PERSON
                WITH         9          SOLE DISPOSITIVE POWER

                                        955,748

                            10          SHARED DISPOSITIVE POWER

                                        None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           955,748

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.9%

14         TYPE OF REPORTING PERSON (See instructions)

           HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.     458147107                                        Page 3 of 5 Pages
              ---------                                            ---  ---
                                  SCHEDULE 13D


     This Amendment No. 2 amends and supplements the statement on Schedule 13D dated November 7, 1996, as amended by Amendment No. 1 to the Schedule 13D dated February 15, 2000, with respect to the common stock $.001 par value per share of Intelidata Technologies Corporation. Capitalized terms used herein have the meanings ascribed to them in the previous schedule 13D filings.


Item 2.  Identity and Background

     The second sentence of Item 2 is hereby amended in its entirety to read as follows:

     WorldCorp owns less than 5% of the outstanding shares of the Issuer.


Item 4.  Purpose of Transaction.

     The first sentence of Item 4 is hereby amended in its entirety to read as follows:

     WorldCorp owns less than 5% of the outstanding Common Stock.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended in its entirety to read as follows:

     As of February 24, 2000 WorldCorp beneficially owns 955,748 shares of Common Stock, representing approximately 2.9% of the outstanding shares of Common Stock. WorldCorp ceased to be the beneficial owner of more than 5 percent of the Common Stock on February 18, 2000. As previously disclosed, WorldCorp intends to dispose of its remaining shares of common stock in furtherance of WorldCorp's liquidation under Chapter 11 of the United States Bankruptcy Code.

     WorldCorp's transactions in the Common Stock since its most recent filings on Schedule 13D are listed on Exhibit 1 hereto.

Item 7.  Material to be Filed as Exhibits.

     Item 7 is hereby amended in its entirety as follows:

     Exhibit 1 Sales of Common Stock.

CUSIP No.     458147107                                        Page 4 of 4 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        WORLDCORP, INC.



                                         /s/ Mark M. Feldman
                                        -----------------------------------
Date:  February 24, 2000                By:  Mark M. Feldman
                                        President and Chief Executive Officer

                                    EXHIBIT 1

                               SALES OF COMMON STOCK

     The date, price per share and amount of shares sold by WorldCorp since its most recent filing on Schedule 13D are as follows:


  Date of Transaction              Shares Sold             Price Per Share
  -------------------              -----------             ---------------
   February 14, 2000                 189,700                    $7.12
   February 15, 2000                 171,000                    $7.11
   February 16, 2000                 264,252                    $7.41
   February 17, 2000                 161,500                    $7.77
   February 18, 2000                 289,000                    $7.89
   February 22, 2000                 224,500                    $7.91
   February 23, 2000                 330,600                    $7.60